Exhibit 99.1

NEWS RELEASE

DRAGONWAVE INC. REPORTS APPOINTMENT OF RECEIVER

Toronto, Canada – July 31, 2017 – DragonWave Inc. (TSX: DRWI) (NASDAQ: DRWI) (the “Company” or “DragonWave”) reports that, on the application of Comerica Bank as Agent for DragonWave’s senior lenders, the Ontario Superior Court of Justice (Commercial List) (the “Court”) has appointed KSV Kofman Inc. as receiver and receiver and manager (“Receiver”) over all of the property, assets and undertakings of DragonWave pursuant to section 243(1) of the Bankruptcy and Insolvency Act and section 101(1) of the Courts of Justice Act.

The Receiver expects to return to Court shortly to seek approval of a sale process for DragonWave’s business and assets in order to provide an opportunity for interested purchasers or investors to submit going concern bids in an effort to preserve the Company’s business and maximize value for all stakeholders. It is currently anticipated that the Company will continue to operate in the normal course during the sale process.

All Court materials filed in the Company’s receivership proceedings are available on the Receiver’s website at: http://ksvadvisory.com/dragonwave-inc.

New contact information
All future enquiries about the Company and its activities should be directed to the Receiver. Contact details are provided below.

Effective July 20, 2017, DragonWave’s common shares have been suspended from trading on the Toronto Stock Exchange by the Investment Industry Regulatory Organization of Canada.

Forward Looking Statements

This news release contains certain statements that constitute forward looking statements under applicable securities legislation. All statements other than statements of historical fact are forward looking statements. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only as of the date of this document and the Company does not undertake to publicly update these forward looking statements except in accordance with applicable securities laws. Forward looking statements, including without limitation, statements concerning the implementation of the receivership process and the ongoing operations of the Company are based on current expectations, estimates, projections and assumptions, which the Company believes are reasonable but which may prove to be incorrect and therefore such forward looking statements should not be unduly relied upon. These forward looking statements involve known and unknown risks, uncertainties which may cause actual results or performance to be materially different from any future results or performance expressed or implied herein. These risks, uncertainties and other factors relating to the Company include, but are not limited to, the level of indebtedness of the Company, the implementation and impact of obtaining any reorganization or restructuring of the assets, business and financial affairs of the Company, future cooperation of the creditors of the Company, the Company’s ability to generate sufficient cash flow from operations or to obtain adequate financing to fund capital expenditures and working capital needs and to meet the Company’s ongoing obligations during the receivership process and thereafter, the ability to maintain relationships with suppliers, customers, employees, shareholders and other third parties in light of the Company’s current liquidity situation and the receivership proceedings, as well as other general assumptions regarding, among other things: industry activity; the general stability of the economic and political environment; effect of market conditions on demand for the Company’s products; the ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the ability to operate its business in a safe, efficient and effective manner; the effect of current plans; the timing and costs of capital expenditures; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its products. Additional risks and uncertainties affecting the Company and its business and affairs are described in further detail under the heading “Risks and Uncertainties” in the Company’s Management’s Discussion & Analysis dated July 12, 2017 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov respectively. Although the Company believes that the expectations in such forward looking information are reasonable, there can be no assurance that such expectations shall prove to be correct. Any forward looking information included in this press release is expressly qualified in its entirety by this cautionary statement. Any forward looking information included herein is made as of the date of this news release and the Company assumes no obligation to update or revise any forward looking information to reflect new events or circumstances, except as required by law.

On behalf of DragonWave Inc. by KSV Kofman Inc.
as receiver and receiver and manager of DragonWave Inc.

For further information, please contact: KSV Kofman Inc.; Tel: 416 932 6031 (Andrew Edwards, aedwards@ksvadvisory.com or David Sieradzki, dsieradzki@ksvadvisory.com)